ACTION  PRODUCTS  INTERNATIONAL,  INC.

              FINANCIAL  STATEMENTS

    Years  Ended  December  31,  1995  and  1994


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          REPORT  OF  INDEPENDENT  CERTIFIED  PUBLIC  ACCOUNTANTS



Board  of  Directors
Action  Products  International,  Inc.
Ocala,  Florida


We have audited the accompanying balance sheet of Action Products International, Inc. as of December 31, 1995, and the related statements of operations, changes in shareholders' equity, and cash flows for each of the two years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Action Products International, Inc. as of December 31, 1995, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.




                                             LOVELACE,  ROBY  &  COMPANY,  P. A.
                                               Certified  Public  Accountants


Orlando,  Florida
January  26,  1996
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                               ACTION PRODUCTS INTERNATIONAL, INC.
                                       BALANCE SHEET

                                       December 31, 1995

ASSETS

CURRENT ASSETS
 Cash and cash equivalents                            $  600,085
  Accounts receivable, net of an
   allowance for doubtful accounts of $3,500             554,926
   Inventories, net                                    1,311,230
   Prepaid expenses and other assets                      29,980

                TOTAL CURRENT ASSETS                   2,496,221


PROPERTY, PLANT AND EQUIPMENT
  Land                                                    67,382
  Building and building improvements                     996,167
  Equipment                                              819,788
        Furniture and fixtures                           136,452
                                                       2,019,789
        Less accumulated depreciation                 (1,040,404)

   NET PROPERTY, PLANT AND EQUIPMENT                     979,385

OTHER ASSETS                                             258,578

   TOTAL ASSETS                                       $3,734,184
       The accompanying notes are an integral part of the financial statements.

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
 Accounts payable                                     $  472,245
 Accrued expenses
  Other                                                   57,375
  Payroll and related                                     34,550
  Interest                                                 4,942
 Income taxes payable                                     11,075

   TOTAL CURRENT LIABILITIES                             580,187

LONG-TERM LIABILITIES
 Notes payable to shareholders                           600,000

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
 Common stock - $.001 par value; 7,500,000
  shares authorized; 1,499,926 shares issued
  and outstanding                                          1,500
 Additional paid-in capital                            2,829,242
 Retained earnings                                           255
 Stock subscription receivable                          (277,000)

  TOTAL SHAREHOLDERS' EQUITY                           2,553,997

 TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY           $3,734,184

                        ACTION PRODUCTS INTERNATIONAL, INC.
                               STATEMENTS OF OPERATIONS

                                                Years Ended December 31,
                                                     1995       1994
NET SALES                                        $5,487,015    $4,603,224
COST OF SALES                                     3,575,517     2,965,400

   GROSS PROFIT                                   1,911,498     1,637,824

OPERATING EXPENSES
 Selling                                            659,689       490,873
 General and administrative                       1,040,569       961,338
                                                  1,700,258     1,452,211

 INCOME FROM OPERATIONS                             211,240       185,613

OTHER INCOME (EXPENSE)
 Net loss on litigation settlement                        -      (294,500)
 Warrant related expenses                                 -      (114,860)
 Interest expense                                   (67,624)      (57,850)
 Interest income                                      7,668         5,757
 Other income                                        12,594        13,297
                                                    (47,362)     (448,156)

                 INCOME (LOSS) BEFORE
            PROVISION FOR INCOME TAXES              163,878      (262,543)
PROVISION (BENEFIT) FOR INCOME TAXES
 Current                                             23,000       (20,000)
 Deferred                                            (9,000)       (2,000)
                                                     14,000       (22,000)
  NET INCOME (LOSS)                             $   149,878   $  (240,543)
INCOME (LOSS) PER SHARE
 Primary                                        $      0.12   $     (0.22)
 Fully diluted                                  $      0.11   $     (0.22)

WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING
 Primary                                          1,421,000     1,107,400
 Fully diluted                                    1,466,600     1,107,400

      The accompanying notes are an integral part of the financial statements.

                     ACTION PRODUCTS INTERNATIONAL, INC.
               STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

  COMMON STOCK       ADDITIONAL            TREASURY  STOCK         TOTAL
   $.001 PAR VALUE   PAID-IN    RETAINED   STOCK,    SUBSCRIPTION  SHAREHOLDERS'
SHARES        AMOUNT CAPITAL    EARNINGS   AT COST   RECEIVABLE    EQUITY
BALANCE - DECEMBER 31, 1993
    972,820  973      1,938,690 445,070    -         -              2,384,733

ISSUANCE OF COMMON SHARES TO ACQUIRE
   THE MINORITY INTEREST IN SUBSIDIARY
     76,000   76         19,924 -          -         -                 20,000

REPURCHASE OF 6,000 COMMON SHARES
          -    -              - -          (13,349)  -                (13,349)

RETIREMENT OF TREASURY SHARES
     (6,000)  (6)       (13,343) -          13,349   -                   -

SALE OF COMMON STOCK OPTIONS
     -        -           2,306  -         -         -                  2,306

NET LOSS
     -        -          -       (240,543) -         -               (240,543)

BALANCE - DECEMBER 31, 1994
    1,042,820 1,043   1,947,577   204,527  -         -             $2,153,147

ISSUANCE OF COMMON SHARES
        FOR EMPLOYEE STOCK
        OWNERSHIP TRUST
    5,000     5           4,683   -        -         -                  4,688

ISSUANCE OF COMMON SHARES ON
        EXERCISE OF OPTIONS
    341,000   341       522,943   -        -         (277,000)        246,284

ISSUANCE OF 8% STOCK DIVIDEND
    111,106   111       354,039   (354,150) -        -                  -

NET INCOME
    -          -        -          149,878  -        -                149,878

BALANCE - DECEMBER 31, 1995
    1,499,926 1,500   2,829,242        255  -        (277,000)      2,553,997

        The accompanying notes are an integral part of the financial statements.

                            ACTION PRODUCTS INTERNATIONAL, INC.
                                 STATEMENTS OF CASH FLOWS

                                                    Years Ended December 31,
                                                         1995               1994
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)                                 $  149,878      $ (240,543)
   Adjustments to reconcile net income (loss) to net
   cash provided by (used in) operating activities
   Depreciation                                         93,240         106,665
   Amortization                                         54,836           33,864
   Warrant related expenses                                  -         114,860
   Benefit for deferred income taxes                    (9,000)         (2,000)
   Provision for contribution to
   Employee Stock Ownership Plan                         4,688               -
   Increase in accounts receivable, net               (108,855)         (4,759)
   Decrease (increase) in inventories, net             130,021        (105,545)
   Decrease (increase) in prepaid expenses and
    other current assets                                66,715         (42,615)
   Decrease (increase) in income taxes refundable       10,000         (10,000)
   Increase in other assets                           (140,726)       (110,229)
   Increase (decrease) in accounts payable             191,290         (72,774)
   Increase in accrued expenses                         36,873          10,120
   Increase (decrease) in income taxes payable          11,075          (7,000)

   NET CASH PROVIDED BY
   (USED IN) OPERATING ACTIVITIES                      490,035        (329,956)

CASH FLOWS FROM INVESTING ACTIVITIES
  Acquisition of property, plant and equipment         (87,964)        (55,596)

   NET CASH USED IN INVESTING ACTIVITIES               (87,964)        (55,596)

CASH FLOWS FROM FINANCING ACTIVITIES
   Repurchase of common shares for treasury             -              (13,349)
   Net proceeds from issuance of common
   stock and options                                   246,284           2,306
   Proceeds from(repayments of) related-
   party borrowings                                   (335,320)        464,500

      NET CASH (USED IN)
    PROVIDED BY FINANCING ACTIVITIES                   (89,036)        453,457

  NET INCREASE IN CASH AND CASH EQUIVALENTS            313,035          67,905

 CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD      287,050         219,145


    CASH AND CASH EQUIVALENTS
     AT END OF PERIOD                               $  600,085      $  287,050


       The accompanying notes are an integral part of the financial statements.

                        ACTION PRODUCTS INTERNATIONAL, INC.
                           NOTES TO FINANCIAL STATEMENTS
                       Years Ended December 31, 1995 and 1994
NOTE 1 -        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
        Description of Business
Action Products International, Inc. (the Company) is engaged in the manufacture and sale of freeze dried snack foods, toys, books, and other educational and entertaining products. The Company also sells and imprints promotional products. The Company's products are sold worldwide to the educational and leisure markets.

        Cash and Cash Equivalents
For financial presentation purposes, the Company considers short-term, highly liquid investments with original maturities of three months or less to be cash equivalents.

        Inventories
Inventories, which consist primarily of finished goods purchased for resale, are stated at lower of cost (determined by the first-in, first-out method) or market. At December 31, 1995, the Company had approximately $322,000 of work in process inventory. The inventory valuation allowance at December 31, 1995 was approximately $106,000.

        Property, Plant and Equipment
Property, plant and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the various classes of assets, as follows:
                Building        40 Years
                Building improvements   6 - 12 Years
                Furniture and fixtures  5 Years
                Equipment       5 - 7 Years

        Revenue Recognition
The Company recognizes revenue from the sale of its products to retail establishments as transactions are completed. Transactions are generally considered complete when goods are shipped.

        Income Taxes
The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in its financial statements or tax returns. Deferred income tax liabilities and assets are determined based on the difference between the financial statement and tax bases of liabilities and assets using enacted tax rates in effect for the year in which the differences are expected to reverse. (See Note 5)

        Net Income (Loss) Per Share
Net income (loss) per common share and common share equivalents are computed based upon the weighted average number of shares and common share equivalents outstanding during each year. (See Note 4)

Primary and fully diluted net income per share in 1995 include common shares assumed to have been issued as a result of the exercise of stock options. Proceeds from the pro-forma exercise of stock options for greater than 300,000 shares, approximately 20 percent of total common shares outstanding at December 31, 1995, were assumed to be used to retire long-term debt bearing interest at nine percent, increasing pro-forma net income accordingly.

        Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        Credit Risk
Financial instruments which potentially subject the Company to concentrations of credit risk at December 31, 1995 include approximately $565,000 of cash deposited in a money market fund and trade receivables. Concentrations of credit risk with respect to trade receivables are limited, in the opinion of management, due to the Company's large number of customers and their geographic dispersion.

        Subsidiary
In 1992, the Company formed Logo America, Inc. (Logo America) as a subsidiary. Logo America was a development stage company and did not commence operations. During 1994, the Company acquired all minority interests in Logo America in exchange for an aggregate of 76,000 shares of the Company's common stock, thus making Logo America a wholly owned subsidiary. Certain former minority shareholders of Logo America were also shareholders of the Company. The corporate existence of Logo America was subsequently terminated.

NOTE 2 -        RELATED-PARTY BORROWINGS

At December 31, 1995, the Company had long-term debt payable to shareholders, resulting primarily from working capital loans and the purchase of the Company's facility in prior years, as follows:

Promissory notes payable to related parties, bearing interest at 9% per annum, monthly payments of interest only until
September 1, 1997, with 24 monthly payments of principal and interest of $27,411 due thereafter, unsecured, convertible at any time and from time to time in whole or in part after
May 9, 1995, into common shares of the Company at $.579 per share       $600,000

The Company has reserved, from its authorized but unused shares of common stock, approximately 1,036,800 shares for use in the event the long-term debt is converted.

Subsequent maturities of long-term debt to related parties at December 31, 1995 are approximately as follows:

                                Year       Amount
                                1997      $  92,680
                                1998        295,250
                                1999        212,070

                                           $600,000

The Company had nine percent demand loans of $335,320 payable to officers and shareholders which were repaid during 1995.

Cash paid for interest during the years ended December 31, 1995 and 1994 was approximately $66,000 and $52,000, respectively.


NOTE 3 -        COMMON STOCK WARRANTS AND TREASURY SHARE TRANSACTIONS

As a result of the expiration of warrants, approximately $115,000 of deferred costs related to the Company's issuance of the warrants was charged to operations in 1994.

Additionally, during 1994, the Company repurchased and retired 6,000 shares of its common stock purchased at an aggregate cost of approximately $13,000.


NOTE 4 -        STOCK DIVIDEND
At its 1995 annual shareholders' meeting, the Company's Board of Directors declared an 8 percent stock dividend payable to shareholders of record on July 28, 1995. As a result, approximately 111,000 common shares were issued and the Company charged retained earnings approximately $354,000 to reflect the capitalization of the dividend shares.

The weighted average number of common shares outstanding during 1994 has been restated for the effect of the 8 percent stock dividend resulting in a change in the 1994 net loss per share from ($.23) to ($.22).

NOTE 5 -        INCOME TAXES

The Company had no foreign operation and, therefore, all components of income were domestic.

Significant components of the Company's deferred tax liabilities and assets at December 31, 1995 are as follows:

          Deferred Tax Liabilities
                   Depreciation                                     $(6,000)
          Deferred Tax Assets
                   Bad Debt Allowance                       $   500
                   Inventories                                6,000
                   Accrued interest and compensation          1,500
                   Gross deferred tax assets                  8,000
                   Valuation allowance                       (2,000)
                   Net deferred tax assets                            6,000
          Net deferred taxes                                        $    -

        During 1995, deferred tax asset valuation allowance decreased $17,000. The difference between the Company's effective income tax rate and the federal statutory rate is reconciled below:

                                                  1995      1994
   Federal provision (benefit) expected
     at statutory rate                           $55,500  $(89,000)
   Surtax exemption                               (7,800)    2,000
   Depreciation, Alternative Minimum Tax
     and Other                                    (2,000)   10,000
   Net operating loss carryforward               (31,700)   55,000

       Provision (benefit) for income taxes     $ 14,000  $(22,000)

Income taxes paid in cash were approximately $10,000 and $6,600 during the years ended December 31, 1995 and 1994, respectively.


NOTE 6 -        EMPLOYEE STOCK OWNERSHIP AND OPTION PLANS

The Company has an Employee Stock Ownership Plan (the Plan), which covers substantially all employees. The Plan provides, among other things, that contributions to the Plan shall be determined by the Board of Directors prior to the end of the Company's year and that the contributions may be paid in cash, Company stock or other property at any time within the limits prescribed by the Internal Revenue Code. At December 31, 1995, the Plan held approximately 30,000 shares of the Company's common stock. During 1995 and 1994, the Company contributed 5,000 and 0 of its common shares, respectively, to the plan. As a result, $4,688 and $0 were charged to operations in 1995 and 1994, respectively.

NOTE 6 -        EMPLOYEE STOCK OWNERSHIP AND OPTION PLANS (Continued)
During 1994, the Company's Board of Directors extended the expiration dates on certain options and adjusted the exercise price on all then outstanding options to $1.50 per share. In the event of a change in the Company's control, the options may not be callable by the Company. The options outstanding at December 31, 1995 expire in 1999. The following table summarizes the stock option activity for the years ended December 31, 1994 and 1995:
                                                          Shares Under
                                                             Option
   Outstanding at December 31, 1993                         625,000

   Called during 1994                                       (10,000)
   Granted during 1994                                       96,000

   Outstanding at December 31, 1994                         711,000

   Exercised during 1995                                   (341,000)
   Called during 1995                                        (5,000)
   Granted during 1995                                      110,000
   Effect of Stock Dividend                                  38,000

   Outstanding at December 31, 1995                         513,000


Net contribution to the Company from the exercise of stock options during 1995 amounted to approximately $523,000, of which approximately $246,000 had been collected through December 31, 1995. The remaining balance of $277,000 is presented as a stock subscription receivable.


NOTE 7 -        EMPLOYEE BENEFIT PLANS

The Company has a 401(k) employee benefit plan, which covers substantially all employees. Under the terms of the 401(k) plan, the Company is to contribute a percentage, as determined annually by the Company's Board of Directors, of the participants' voluntary contributions to the plan. The Company has charged approximately $13,100 and $13,600 in 1995 and 1994, respectively, to operations for its contributions to the plan.


NOTE 8 -        FOREIGN SALES

Revenues from sales to customers located outside of the United States amounted to approximately $455,000 and $275,000 in 1995 and 1994, respectively.